Exhibit 15.4

4 March 2016

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We are in agreement with the statements contained in the section referenced as Item 16F on page 78 under the heading “External Auditor – Appointment of External Auditors at Annual General Meeting” of Smith & Nephew plc’s Annual Report on Form 20-F for the year ended 31 December 2014. We have also read the section referenced as Item 16F on page 76 under the heading “External Auditor – Independence of External Auditor” of Smith & Nephew plc’s Annual Report on Form 20-F for the year ended 31 December 2015 and are in agreement with the statement in the first paragraph referring to change of external auditor therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP

Ernst & Young LLP

London, England